Exhibit 99.2

Financial Report for the Three Months and Six Months Ended June 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three and six month periods ended June 30, 2014 and 2013. Unless otherwise specified herein, references to “GasLog”, the “Company”, the “Group”, “we”, “our” or “us” shall include GasLog Ltd. and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our Annual Report filed with the SEC on March 27, 2014. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

The disclosure and analysis set forth in this report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

We caution that these and other forward-looking statements included in this report represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. Many of the forward-looking statements included in this report are based on our assumptions about factors that are beyond our ability to control or predict. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. As a result, the forward-looking events discussed in this report might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Overview

We are an international owner, operator and manager of LNG carriers. Our wholly-owned fleet consists of 22 LNG carriers, including 12 ships in operation, eight LNG carriers on order at Samsung Heavy Industries Co. Ltd. (“Samsung”) and 2 LNG carriers on order at Hyundai Heavy Industries Co., Ltd. (“Hyundai”). GasLog is also the general partner and majority interest holder in GasLog Partners LP (“GasLog Partners” or the “Partnership”), a publicly traded master limited partnership, which owns three LNG carriers. We currently manage and operate 21 LNG carriers including our 12 wholly owned ships in operation, the three ships contributed to the Partnership, five ships owned or leased by BG Group plc (“BG Group”) and one additional LNG carrier in which we have a 25% interest. We are also supervising the construction of our newbuildings. We have secured multi-year and seasonal time charter contracts for eleven of the operating ships, the three ships owned by the Partnership and four of our 10 newbuildings on order, while one of our ships is operating in the spot / short-term market. From June 30, 2014 these contracts are expected to provide total contracted revenue of $2.82 billion during their initial terms, which expire between 2015 and 2026.

In addition to our committed order book, we also secured additional fixed priced options from Samsung on two further 174,000 cbm newbuildings with delivery dates in 2017 and early 2018. If we exercise these options, Samsung has agreed to grant us two additional options. GasLog has also secured fixed priced options from Hyundai on four further 174,000 cbm newbuildings with delivery dates in late 2017 and during 2018. We also have a 25% interest in an additional ship, the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG Shipping Ltd. (“Egypt LNG”) and technically managed by us that is currently operating under a 20-year time charter to a subsidiary of BG Group. The information about our owned fleet presented in this report does not include our ownership interest in the Methane Nile Eagle.

We generate revenues by chartering our ships to customers on multi-year charters, seasonal time charters and spot / short-term charters and by providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental (“HSSE”) management and reporting through our wholly-owned subsidiary GasLog LNG Services Ltd. (“GasLog LNG Services”). Beginning on January 1, 2014, due to the growth in our owned fleet and the decrease in revenues and profit earned by GasLog LNG Services as a percentage of consolidated revenue and profit (representing approximately 8% and 10% of consolidated revenues and profit, respectively, for the six month period ended June 30, 2014), the Group’s chief operating decision maker (the “CODM”) being the Chief Executive Officer, reviews the Group’s operating results on a consolidated basis. As of December 31, 2013, the Group had two operating segments as the CODM was making decisions about allocating resources and assessing performance on the base of the vessel ownership and the vessel management segments.

Recent Developments

Dividend Declaration

On August 19, 2014, the board of directors declared a quarterly cash dividend of $0.12 per common share payable on September 8, 2014 to shareholders of record as of September 2, 2014. The declaration and payment of dividends is at all times subject to the discretion of the board and will depend on, among other things, our earnings, financial condition, cash requirements and availability, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as the board may deem relevant.

Master Limited Partnership (“MLP”) Units Initial Public Offering

On May 12, 2014, GasLog Partners, a subsidiary of GasLog, completed its initial public offering (“IPO”) with the sale and issuance of 9,660,000 common units (including 1,260,000 units in relation to the over-allotment option exercised in full by the underwriters), resulting in gross proceeds of $202.86 million and representing a 48.2% ownership interest. Concurrently with the IPO, the Partnership acquired a 100% ownership interest in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. from GasLog, in exchange for (i) 162,358 common units and 9,822,358 subordinated units issued to GasLog representing a 49.8% ownership interest and all of the incentive distribution rights that entitle GasLog to increasing percentages of the cash that the Partnership distributes in excess of $0.43125

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per unit per quarter, (ii) 400,913 general partner units issued to GasLog Partners GP LLC (the “general partner”), a wholly owned subsidiary of GasLog, representing a 2.0% general partner interest and (iii) $65.70 million of cash consideration paid directly to GasLog from the IPO proceeds.

As of June 30, 2014, GasLog holds a 51.8% interest of the Partnership and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership agreement, GasLog, has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements.

In addition to the cash consideration of $65.70 million paid to GasLog, GasLog Partners used the net IPO proceeds of $186.03 million to (a) prepay $82.63 million of debt plus accrued interest of $0.42 million and (b) make a payment of $2.28 million (including $0.27 million accrued interest) to settle the mark-to-market loss on termination of one interest rate swap and reduction of a second interest rate swap in connection with the aforementioned debt prepayment. The balance of $35.00 million was retained by the Partnership for general corporate purposes.

GasLog Equity Offerings

On January 22, 2014, GasLog completed a follow-on public offering of 10,925,000 common shares, including 1,425,000 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares. The public offering price was $15.75 per share. The Company also sold 2,317,460 common shares at the public offering price in a private placement to certain of its directors and officers and one of its major shareholders. The net proceeds from the public offering and the concurrent private placement, after deducting underwriting discounts and offering expenses, were $199.08 million, which were used to partially finance the acquisition of the first three ships acquired from BG Group.

On April 16, 2014, GasLog completed a second follow-on public offering of 4,887,500 common shares, including 637,500 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares. The public offering price was $23.75 per share. The net proceeds from the public offering after deducting underwriting discounts and other offering expenses, were approximately $109.89 million, which were used to partially finance the acquisition of the additional three ships acquired from BG Group.

New Bank Financings and NOK Bond

In connection with the acquisition of the first three ships from BG Group, GasLog entered into a syndicate debt financing agreement with Citibank N.A., London Branch (“Citibank”) acting as security agent and trustee for and on behalf of the other finance parties, for $325.50 million with a two-year maturity, which was drawn on April 9, 2014, to finance part of the acquisition cost of the Methane Rita Andrea, the Methane Jane Elizabeth and the Methane Lydon Volney.

In May 2014, in connection with the acquisition of the three additional LNG carriers from BG Group, GasLog entered into a syndicate debt financing agreement with Citibank acting as security agent and trustee for and on behalf of the other finance parties, for $325.50 million with a two year maturity, which was drawn in June 2014 to partially finance the deliveries of the Methane Shirley Elisabeth, the Methane Heather Sally, and the Methane Alison Victoria.

In connection with the Partnership’s IPO, GasLog obtained certain waivers and consents from its lenders and amended two of its credit facilities. The credit facility entered into by GAS-three Ltd. and GAS-four Ltd. was amended to, among other things, permit GasLog to contribute GAS-three Ltd. and GAS-four Ltd. to the Partnership and add GasLog Partners Holdings LLC, as a guarantor. The credit facility entered into by GAS-five Ltd. and GasLog’s subsidiary GAS-six Ltd. was amended to among other things, (1) divide the facility into two separate facilities on substantially the same terms as the initial facility, with one of the facilities executed by GAS-five Ltd. for the portion allocated to the GasLog Sydney, (2) permit GasLog’s contribution of GAS-five Ltd. to the Partnership and (3) add GasLog Partners Holdings LLC as a guarantor and remove GasLog Carriers Ltd., a wholly owned subsidiary of GasLog, as guarantor in connection with the GAS-five Ltd. facility. Further to these amendments, the Partnership prepaid $82.63 million of the new GAS-five Ltd. facility with proceeds of the IPO.

On May 2, 2014, GasLog closed a follow-on issue of the Norwegian bond of NOK 500 million (or $83.61 million based on the exchange rate on closing date). All interest and principal payments have been swapped into USD at an effective interest cost of 5.99% per annum. The proceeds from the offering will be used for general corporate purposes, including financing for GasLog’s newbuilding program. The total outstanding balance of the Norwegian bond after the follow-on issue amounts to NOK 1 billion.

Fleet Update

In April and June, GasLog completed the acquisition of six 145,000 cbm steam-powered LNG carriers from BG Group for an aggregate cost of $936.00 million (of which $930.00 million was paid at closing of these deliveries while the payment of the remaining $6.00 million will be made upon receipt of the relevant spares and before the end of the initial term of the charter party agreements) and chartered those vessels back to Methane Services Limited (“MSL”) for average initial terms of six years. The time charters back to MSL for the vessels are staggered with terms of 5.5 years, 6 years and 6.5 years, so that the vessels do not redeliver at the same time. MSL has unilateral options to extend the term of the time charters for four of the ships for a period of either three or five years. The vessels acquired are the 2006 built Methane Rita Andrea, Methane Jane Elizabeth and Methane Lydon Volney, and the 2007 built Methane Shirley Elisabeth, Methane Heather Sally and Methane Alison Victoria. GasLog supervised the construction of all six vessels for BG Group and has provided technical management for the ships since delivery.

In May 2014, GAS-twenty two Ltd. and GAS-twenty three Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the first and second half of 2017, respectively.

In June 2014, GAS-twenty four Ltd. and GAS-twenty five Ltd. entered into shipbuilding contracts with Hyundai for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the second half of 2017.

On June 30, 2014, GasLog took delivery of the Solaris, a 155,000 cbm LNG carrier constructed by Samsung that commenced her seven year charter party agreement with Royal Dutch Shell plc (“Shell”).

On August 14, 2014, GasLog entered into a Share Purchase Agreement for GasLog Partners to purchase 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., our wholly owned subsidiaries that own the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328.0 million (the “Pending Vessel Acquisition”). GasLog purchased these vessels from BG Group in April 2014. In connection with the transaction, GasLog Partners will acquire GAS-sixteen Ltd. and GAS-seventeen Ltd. with $2.0 million of positive net working capital existing at the time of closing. The acquisition is subject to GasLog Partners obtaining the funds necessary to pay the purchase price and the satisfaction of certain other closing conditions. GasLog Partners expects to finance the acquisition with a combination of equity and the assumption of the vessels’ existing credit facilities.

The following table presents information about our wholly-owned fleet and their associated time charters as of August 19, 2014 after giving effect to the Partnership’s IPO:

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LNG carrier	Date of Delivery(1)	Cargo Capacity (cbm)	Charterer	Charter Expiration	Expiration of optional period(4)
GasLog Savannah	May 31, 2010	155,000	BG Group(2)	September 2015	2018-2023
GasLog Singapore	July 28, 2010	155,000	BG Group(2)	September 2016	2019-2024
GasLog Skagen	July 25, 2013	155,000	BG Group(2)	April 2021(3)	2021-2031
GasLog Chelsea	October 4, 2013	153,600	Spot / Short-term Market	N/A	N/A
GasLog Seattle	December 9, 2013	155,000	Shell	December 2020	2025-2030
Solaris	June 30, 2014	155,000	Shell	June 2021	2026-2031
Methane Rita Andrea(6)	April 10, 2014	145,000	BG Group(2)	2020	2023-2025(5)
Methane Jane Elizabeth(6)	April 10, 2014	145,000	BG Group(2)	2019	2022-2024(5)
Methane Lydon Volney	April 10, 2014	145,000	BG Group(2)	2020	2023-2025(5)
Methane Shirley Elisabeth	June 11, 2014	145,000	BG Group(2)	2020	2023-2025(5)
Methane Alison Victoria	June 4, 2014	145,000	BG Group(2)	2021	2024-2026(5)
Methane Heather Sally	June 25, 2014	145,000	BG Group(2)	2020	2023-2025(5)
Hull No. 2043	Q4 2014	155,000	N/A	N/A	N/A
Hull No. 2044	Q1 2015	155,000	N/A	N/A	N/A
Hull No. 2072	Q1 2016	174,000	BG Group(2)	2026	2026-2031
Hull No. 2073	Q2 2016	174,000	BG Group(2)	2026	2026-2031
Hull No. 2102	Q3 2016	174,000	BG Group(2)	2023	2023-2031
Hull No. 2103	Q4 2016	174,000	BG Group(2)	2023	2023-2031
Hull No. 2130	Q2 2017	174,000	N/A	N/A	N/A
Hull No. 2131	Q3 2017	174,000	N/A	N/A	N/A
Hull No. 2800	Q3 2017	174,000	N/A	N/A	N/A
Hull No. 2801	Q4 2017	174,000	N/A	N/A	N/A

The Partnership’s fleet consists of the following vessels:

LNG carrier	Date of Delivery	Cargo Capacity (cbm)	Charterer	Charter Expiration	Expiration of optional period(4)
GasLog Shanghai	January 28, 2013	155,000	BG Group(1)	January 2018	2021–2026
GasLog Santiago	March 25, 2013	155,000	BG Group(1)	March 2018	2021–2026
GasLog Sydney	May 30, 2013	155,000	BG Group(1)	May 2019	2022–2027

(1)	For newbuildings, expected delivery quarters are presented.
(2)	Vessels are chartered to a subsidiary of BG Group.
(3)	Time charter provides for full employment for three years and a subsequent five year seasonal charter under which the ship is employed for seven months and available to accept other charters for five months.
(4)	The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(5)	BG Group has the option to extend the term of the time charters for four of the ships for a period of either three or five years at its election.
(6)	Vessels to be sold to the Partnership pursuant to the Pending Vessel Acquisition.

Results of Operations

Three month period ended June 30, 2014 compared to the three month period ended June 30, 2013

	For the three months ended
Amounts are in thousands of U.S. Dollars	June 30, 2013	June 30, 2014
Revenues	32,948	73,236
Vessel operating and supervision costs	(7,574)	(19,116)
Depreciation of fixed assets	(6,384)	(15,872)
General and administrative expenses	(4,813)	(7,993)
Profit from operations	14,177	30,255

Financial costs	(5,546)	(17,669)
Financial income	69	69
Gain/(loss) on swaps	11,374	(9,581)
Share of profit of associate	355	393
Total other income/(expense)	6,252	(26,788)
Profit for the period	20,429	3,467
Non-controlling interest	—	(1,990)
Profit attributable to owners of the Group	20,429	1,477

During the three month period ended June 30, 2014, we had an average of 11.3 ships operating in our owned fleet, an average of 20 ships operating under our technical management (including our 11.3 owned ships) and an average of 4.0 owned ships under construction supervision. During the three month period ended June 30, 2013, we had an average of 4.3 ships operating in our owned fleet, an average of 16.3 ships operating under our technical management (including our 4.3 owned ships) and an average of 3.7 owned ships under construction supervision.

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Revenues:

Consolidated revenues increased by 122.28% or $40.29 million, from $32.95 million during the three month period ended June 30, 2013 to $73.24 million during the three month period ended June 30, 2014. The increase is mainly attributable to an increase in revenues by $22.63 million due to the deliveries of the GasLog Sydney, the GasLog Skagen, the GasLog Chelsea and the GasLog Seattle on May 30, 2013, July 25, 2013, October 4, 2013 and December 9, 2013, respectively and a further increase in revenues of $19.46 million due to the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally, and the Methane Alison Victoria acquired from BG Group in April and June 2014. These deliveries resulted in an increase in operating days. There were 958 operating days during the three month period ended June 30, 2014 compared to 395 operating days during the same period ended June 30, 2013. The increase in consolidated revenues was partially offset by an off-hire effect of $1.32 million caused by the off-hire days of the GasLog Singapore due to damage in propulsion and the Methane Heather Sally due to propeller damage.

Vessel Operating and Supervision Costs:

Consolidated vessel operating and supervision costs increased by 152.58% or $11.55 million, from $7.57 million during the three month period ended June 30, 2013 to $19.12 million during the three month period ended June 30, 2014. The increase is primarily attributable to the operating expenses of the deliveries of the GasLog Sydney, the GasLog Skagen, the GasLog Chelsea and the GasLog Seattle on May 30, 2013, July 25, 2013, October 4, 2013 and December 9, 2013, respectively and the six vessels acquired from BG Group in 2014.

Depreciation:

Consolidated depreciation increased by 148.75% or $9.49 million, from $6.38 million during the three month period ended June 30, 2013 to $15.87 million during the three month period ended June 30, 2014. The increase in depreciation resulted from the depreciation of the GasLog Sydney, the GasLog Skagen, the GasLog Chelsea and the GasLog Seattle on May 30, 2013, July 25, 2013, October 4, 2013 and December 9, 2013, respectively and the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally, and the Methane Alison Victoria acquired from BG Group in April and June 2014.

General and Administrative Expenses:

Consolidated general and administrative expenses increased by 66.11%, or $3.18 million, from $4.81 million during the three month period ended June 30, 2013 to $7.99 million during the three month period ended June 30, 2014. The increase is mainly attributable to an increase in legal and professional fees of $0.61 million related to increased audit and other professional services, an increase in personnel related expenses related to the growth of the company of $0.82 million, an increase in equity-settled compensation expense of $0.42 million, an increase in foreign exchange losses by $0.58 million, an increase in travel and accommodation expenses of $0.3 million related to the Group’s expansion in London and New York and an increase in all other expenses by $0.45 million.

Financial Costs:

Consolidated financial costs increased by 218.38%, or $12.12 million, from $5.55 million during the three month period ended June 30, 2013 to $17.67 million during the three month period ended June 30, 2014. The increase is attributable to an increase of $8.52 million in interest expense on loans and cash flow hedges. During the three month period ended June 30, 2014, we had an average of $1,526.27 million of outstanding indebtedness including our bond agreement, having an aggregate weighted average interest rate of 3.27%, and during the three month period ended June 30, 2013, we had an average of $578.00 million of outstanding indebtedness with a weighted average interest rate of 2.82%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on bond and CCS. The increase in financial costs was further affected by an increase in amortization of loan fees by $3.46 million mainly attributable to a write-off of unamortized loan fees of prepaid debt at the time of GasLog Partners’ IPO.

Gain/(loss) on Swaps:

Consolidated loss on swaps increased by $20.95 million, from $11.37 million gain during the three month period ended June 30, 2013 to $9.58 million loss during the three month period ended June 30, 2014. The increase in loss is attributable to an increase of $18.67 million in loss from mark-to-market valuation of our interest rate swaps which are carried at fair value through profit or loss, an increase of $1.16 million in loss that was reclassified from equity to profit or loss statement related to the interest rate swaps for which hedge accounting was discontinued mainly because the debt was repaid and an increase of $1.24 million in realized loss from interest rate swaps held for trading.

Profit for the Period:

Consolidated profit decreased by 83.02%, or $16.96 million, from $20.43 million profit for the three month period ended June 30, 2013 to $3.47 million for the three month period ended June 30, 2014, as a result of the aforementioned factors.

Six month period ended June 30, 2014 compared to the six month period ended June 30, 2013

	For the six months ended
Amounts are in thousands of U.S. Dollars	June 30, 2013	June 30, 2014
Revenues	54,725	130,307
Vessel operating and supervision costs	(12,451)	(36,061)
Depreciation of fixed assets	(10,624)	(27,063)
General and administrative expenses	(11,428)	(14,255)
Profit from operations	20,222	52,928

Financial costs	(8,378)	(29,357)
Financial income	248	151
Gain/(loss) on swaps	13,488	(14,697)
Share of profit of associate	743	790
Total other income/(expense)	6,101	(43,113)
Profit for the period	26,323	9,815
Non-controlling interest	—	(1,990)
Profit attributable to owners of the Group	26,323	7,825
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During the six month period ended June 30, 2014, we had an average of 9.6 ships operating in our owned fleet, an average of 20 ships operating under our technical management (including our 9.6 owned ships) and an average of 4.0 owned ships under construction supervision. During the six month period ended June 30, 2013, we had an average of 3.6 ships operating in our owned fleet, an average of 15.6 ships operating under our technical management (including our 3.6 owned ships) and an average of 4.5 owned ships under construction supervision.

Revenues:

Consolidated revenues increased by 138.10% or $75.58 million, from $54.73 million during the six month period ended June 30, 2013 to $130.31 million during the six month period ended June 30, 2014. The increase is mainly attributable to an increase in revenues by $58.28 million due to the deliveries of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Skagen, the GasLog Chelsea and the GasLog Seattle on January 28, 2013, March 25, 2013, May 30, 2013, July 25, 2013, October 4, 2013 and December 9, 2013, respectively and an increase in revenues by $19.46 million due to the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally, and the Methane Alison Victoria acquired from BG Group in April and June 2014. These deliveries resulted in an increase in operating days. There were 1,646 operating days during the six month period ended June 30, 2014 compared to 643 operating days during the six month period ended June 30, 2013. The increase in consolidated revenues was partially offset by an off-hire effect of $1.32 million caused by the off-hire days of the GasLog Singapore damage in propulsion and the Methane Heather Sally due to propeller damage.

Vessel Operating and Supervision Costs:

Consolidated vessel operating and supervision costs increased by 189.64% or $23.61 million, from $12.45 million during the six month period ended June 30, 2013 to $36.06 million during the six month period ended June 30, 2014. The increase is primarily attributable to the operating expenses of the six vessels delivered in 2013 and the six vessels acquired from BG Group in 2014. These deliveries resulted in the increase of the number of new employees hired in order to fulfill the requirements of the fleet growth, increased technical maintenance expenses due to the planned main engines overhauling for the two vessels delivered in 2010 and increased voyage expenses from the GasLog Chelsea whilst unemployed between the spot / short-term charters.

Depreciation:

Consolidated depreciation increased by 154.80% or $16.44 million, from $10.62 million during the six month period ended June 30, 2013 to $27.06 million during the six month period ended June 30, 2014. The increase in depreciation resulted from the depreciation of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Skagen, the GasLog Chelsea and the GasLog Seattle delivered on January 28, 2013, March 25, 2013, May 30, 2013, July 25, 2013, October 4, 2013 and December 9, 2013, respectively and the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally, and the Methane Alison Victoria acquired from BG Group in April and June 2014.

General and Administrative Expenses:

Consolidated general and administrative expenses increased by 24.76%, or $2.83 million, from $11.43 million during the six month period ended June 30, 2013 to $14.26 million during the six month period ended June 30, 2014. The increase is mainly attributable to an increase in legal and professional fees of $0.75 million related to increased audit and other professional services, an increase in personnel related expenses related to the growth of the company of $0.54 million, an increase in equity-settled compensation expense of $0.60 million, an increase in board of directors’ fees of $0.26 million mainly associated with the launch of the GasLog Partners’ IPO, an increase in travel and accommodation expenses of $0.35 million related to the Group’s expansion in London and New York and an increase in all other expenses by $0.33 million.

Financial Costs:

Consolidated financial costs increased by 250.36%, or $20.98 million, from $8.38 million during the six month period ended June 30, 2013 to $29.36 million during the six month period ended June 30, 2014. The increase is attributable to an increase of $15.75 million in interest expense on loans and cash flow hedges. During the six month period ended June 30, 2014, we had an average of $1,331.14 million of outstanding indebtedness including our bond agreement, having an aggregate weighted average interest rate of 3.33%, and during the six month period ended June 30, 2013, we had an average of $479.05 million of outstanding indebtedness with a weighted average interest rate of 2.73%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on bond and CCSs. The increase in financial costs was further affected by an increase in amortization of loan fees by $4.35 million mainly attributable to the write-off of the unamortized loan fees of $3.26 million related to the prepaid debt at the time of the GasLog Partners’ IPO.

Gain/(loss) on Swaps:

Consolidated loss on swaps increased by $28.19 million, from $13.49 million gain during the six month period ended June 30, 2013 to $14.70 million loss during the six month period ended June 30, 2014. The increase in loss is attributable to an increase of $25.26 million in loss from mark-to-market valuation of our interest rate swaps which are carried at fair value through profit or loss, an increase of $0.95 million in loss that was reclassified from equity to profit or loss statement related to the interest rate swaps for which hedge accounting was discontinued mainly because the debt was repaid and an increase of $2.05 million in realized loss from interest rate swaps held for trading.

Profit for the Period:

Consolidated profit decreased by 62.69%, or $16.50 million, from $26.32 million profit for the six month period ended June 30, 2013 to $9.82 million for the six month period ended June 30, 2014, as a result of the aforementioned factors.

Customers

For the six month period ended June 30, 2014, we received 80.7% of our revenues from BG Group, 0.3% of our revenues from Egypt LNG, an entity in which we have a 25% ownership interest, 10.6% of our revenues from Shell, 8% of our revenues from various charterers in the spot / short-term market and 0.4% from another customer. For the six month period ended June 30, 2013, we received 98.5% of our revenues from BG Group, 0.7% of our revenues from Egypt LNG and 0.8% from another customer.

Seasonality

Since our owned ships are mainly employed under multi-year, fixed-rate charter arrangements, seasonal trends do not impact the revenues earned by our vessels during the year. In the future, seasonality may impact the revenues of our ships operating under spot / short-term or seasonal charter arrangements. Seasonality also does not have a significant impact on revenues earned by our management services, as we provide technical ship management and ship construction supervision services under fixed-rate agreements.

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Additionally, our business is not subject to seasonal borrowing requirements.

Liquidity and Capital Resources

Our funding and treasury activities are intended to balance investment returns in order to maintain appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars. In June 2013 and April 2014, we entered into six cross-currency swaps (“CCS”) to exchange interest payments and principal on maturity on the same terms as the NOK denominated bonds and designated the CCSs as hedges of the variability of the USD functional currency equivalent cash flows on the bond. Refer to Note 10 of our unaudited condensed consolidated financial statements for details on our swap arrangements.

As of June 30, 2014, we had $241.56 million of cash and cash equivalents, of which $3.07 million was held in retention accounts in connection with the next installments and interest payments due under the credit facilities entered into by our subsidiaries GAS-two Ltd. and GAS-three Ltd. and $145.82 million was held in time deposits. Moreover, as of June 30, 2014, we had $8.26 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

As of June 30, 2014, GasLog had an aggregate of $1.74 billion of indebtedness outstanding under ten credit agreements, of which $110.31 million is repayable within one year, which includes $42.17 million under the revolving credit facility. As of June 30, 2014, GasLog had $163.10 million outstanding under the bond agreement that is payable in June 2018.

As of June 30, 2014, there is an undrawn amount of $7.83 million from the revolving facility of GAS-two Ltd. which is available to be drawn under certain conditions. In addition, there is a loan facility with an aggregate undrawn amount of $292.0 million available that will be used to finance a portion of the contract prices of two of our newbuildings upon their deliveries subject to satisfaction of customary closing conditions.

In connection with the GasLog Partners’ IPO, we amended the credit facilities entered into by our subsidiaries GAS-three Ltd. and GAS-four Ltd., and GAS-five Ltd. and GAS-six Ltd. to, among other things, permit GasLog’s contribution of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney to the Partnership and add GasLog Partners Holdings LLC, a subsidiary of GasLog Partners, as a guarantor. In connection with these amendments, we prepaid $82.63 million of the new GAS-five Ltd. facility with proceeds of the GasLog Partners’ IPO.

Our primary liquidity needs are to fund our ship-operating expenses, finance the purchase and construction of our newbuildings, purchase second-hand vessels, service our existing debt and pay dividends. As of June 30, 2014, commitments for capital expenditures are related to the ten LNG carriers on order, which have a gross aggregate contract price of approximately $2.02 billion. As of June 30, 2014, the total remaining balance of the contract prices of the ten newbuildings was $1.88 billion of which $0.40 billion is due within twelve months that will be funded with available cash, cash from operations, existing debt and other financings.

The aggregate acquisition cost of $936.00 million for the six vessels acquired from BG Group, was funded by two loan facilities from Citibank of $325.50 million each, the net proceeds from the public offerings in January and April 2014 and the Group’s available cash.

In May, 2014, GasLog entered into contracts with Samsung for the purchase of two additional 174,000 cbm newbuildings with delivery dates in 2017. In addition, we secured additional fixed priced options from Samsung on two further 174,000 cbm newbuildings with delivery dates in 2017 and early 2018. If we exercise these options, Samsung has agreed to grant us two additional options. In the event we decide to exercise these options, we expect to finance the costs with cash from operations and a combination of debt and equity financing.

In June 2014, GasLog entered into shipbuilding contracts with Hyundai for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the second half of 2017. In addition, we secured fixed priced options from Hyundai on four further LNG carriers with delivery dates in late 2017 and during 2018. In the event we decide to exercise these options, we expect to finance the costs with cash from operations and a combination of debt and equity financing.

GasLog Partners used the net IPO proceeds of $186.03 million to (a) pay $65.70 million directly to GasLog as cash consideration for the contribution of GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., (b) prepay $82.63 million of debt plus accrued interest of $0.42 million and (c) make a payment of $2.28 million (including $0.27 million accrued interest) to settle the mark-to-market loss on termination of one interest rate swap and reduction of a second interest rate swap in connection with the aforementioned debt prepayment. The balance of $35.0 million was retained by the Partnership for general corporate purposes.

Our credit facilities are described in Note 11 of our annual audited consolidated financial statements included in our Annual Report filed with the SEC on March 27, 2014 and Note 5 of our unaudited condensed consolidated financial statements as of and for the period ended June 30, 2014.

Working Capital Position

Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, to make the scheduled payments as per the shipbuilding contracts and to make the required principal and interest payments on our indebtedness during the next 12 months.

As of June 30, 2014, our current assets totaled $264.15 million while current liabilities totaled $181.32 million, resulting in a positive working capital position of $82.83 million.

Cash Flows

Six month period ended June 30, 2014 compared to the six month period ended June 30, 2013

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	For the six months ended
Amounts are in thousands of U.S. Dollars	June 30, 2013	June 30, 2014
Net cash from operating activities	24,637	61,744
Net cash used in investing activities	(387,104)	(1,159,435)
Net cash from financing activities	463,301	1,235,576
6

Net Cash From Operating Activities

Net cash from operating activities increased by $37.10 million, from $24.64 million during the six month period ended June 30, 2013 to $61.74 million in the six month period ended June 30, 2014. The increase was due to an increase of $93.46 million in revenue collections, partially offset by unfavorable changes in cash from ship management creditors amounting to $11.12 million, an increase of $18.90 million in payments for general and administrative expenses, operating expenses and inventories, an increase of $21.92 million in cash paid for interest (including the payment of $2.01 million for the swap termination and reduction of the GasLog Sydney facility and $4.78 million premium paid to enter into the three CCSs), an increase of $2.05 million in realized losses on interest rate swaps held for trading and a decrease of $2.36 million in cash collaterals.

 Net Cash Used In Investing Activities

Net cash used in investing activities increased by $772.34 million, from $387.10 million in the six month period ended June 30, 2013 to $1,159.44 million in the six month period ended June 30, 2014. The increase is mainly attributable to a $663.32 million increase in payments for the construction costs of newbuildings and the acquisition of second-hand vessels and by the net decrease in short-term investments of $108.34 million.

Net Cash From Financing Activities

Net cash from financing activities increased by $772.28 million, from $463.30 million in the six month period ended June 30, 2013 to $1,235.58 million in the six month period ended June 30, 2014. The increase is mainly attributable to an increase of $280.27 million in proceeds from our borrowings, a decrease of $5.4 million in bank loan repayments, an increase of $309.05 million resulting from the net proceeds from the public offerings and private placement in January and April 2014 and an increase in the net proceeds from the GasLog Partners’ IPO of $186.03 million, partially offset by an increase of $2.98 million in payment of loan issuance costs, an increase of $5.02 million in dividend payments and $0.47 million payments for treasury shares.

Contracted Charter Revenues

The following table summarizes GasLog’s (including the vessels contributed to GasLog Partners) contracted charter revenues and vessel utilization as of June 30, 2014.

		Contracted Charter Revenues and Days from Time Charters

	On and after July 1,	For the years
	2014	2015	2016	2017	2018	2019-2026	Total
		(in millions of U.S. dollars, except days and percentages)

Contracted time charter revenues (1)(2)(3)(4)(5)	$192.06	$345.47	$385.90	$424.20	$370.15	$1,095.00	$2,812.78
Total contracted days(1)	2,701	4,898	5,281	5,687	5,009	13,920	37,496
Total available days(6)	2,731	5,967	6,837	8,158	8,975	71,820	104,488
Total unfixed days(7)	30	1,069	1,556	2,471	3,966	57,900	66,992
Percentage of total contracted days/total available days (1)	98.90%	82.08%	77.24%	69.71%	55.81%	19.38%	35.89%

(1)	Reflects time charter revenues and contracted days for the nine LNG carriers delivered to us in 2010, 2013 and 2014, the six LNG carriers acquired from BG Group in April and June 2014 and the four LNG carriers on order for which we have secured time charters. Calculations assume (i) that all the LNG carriers on order are delivered on schedule and (ii) 30 off-hire days when the ship undergoes scheduled drydocking. Does not include charter revenues for the Methane Nile Eagle, in which we hold a 25% minority interest.
(2)	Our ships are scheduled to undergo drydocking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when the ship undergoes scheduled drydocking.
(3)	For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation.
(4)	For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for these charters include an estimate of the amount of the operating cost component and the management fee component.
(5)	Revenue calculations assume no exercise of any option to extend the terms of charters.
(6)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled drydocking.
(7)	Represents available days for the six newbuildings (which do not yet have secured time charters) plus available days for other ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect as of June 30, 2014 for (a) the nine ships in our owned fleet and the three ships in the GasLog Partners’ fleet for which we have secured time charters, including the contracts for four of newbuildings on order, (b) the six ships acquired from BG Group on April 10, 2014, on June 4, 2014, June 11, 2014 and June 25, 2014, and (c) a short-term charter party agreement of GasLog Chelsea. Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuildings are delivered on schedule, the table does not reflect events occurring after June 30, 2014. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the

7

charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any time charter revenues for our six LNG carriers on order for which we have not yet secured time charter contracts, revenues from the GasLog Chelsea after the estimated completion of its short-term charter party agreement, any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. The entry into time charter contracts for the six remaining newbuildings on order which have no time charters in place, the GasLog Chelsea and any additional ships we may acquire or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report filed with the SEC on March 27, 2014. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Significant Accounting Policies

For a description of all of our significant accounting policies, see Note 2 of our annual audited consolidated financial statements included in our Annual Report filed on March 27, 2014 and Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this report.

8

GASLOG LTD.

F-1

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of financial position
As of December 31, 2013 and June 30, 2014
(Amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2013	June 30, 2014
Assets
Non-current assets
Goodwill		9,511	9,511
Investment in associate		6,326	6,896
Deferred financing costs		12,793	9,761
Other non-current assets		2,659	2,802
Derivative financial instruments	10	9,145	1,986
Tangible fixed assets	4	1,529,720	2,642,720
Vessels under construction	4	120,295	141,750
Total non-current assets		1,690,449	2,815,426
Current assets
Trade and other receivables		7,257	5,625
Dividends receivable and due from related parties	6	2,476	1,676
Inventories		5,936	3,532
Prepayments and other current assets		2,263	2,568
Derivative financial instruments	10	—	932
Short-term investments		4,500	8,257
Cash and cash equivalents		103,798	241,556
Total current assets		126,230	264,146
Total assets		1,816,679	3,079,572
Equity and liabilities
Equity
Share capital		629	810
Contributed surplus		614,964	923,480
Reserves		(3,428)	(8,362)
Retained earnings		27,368	16,341
Equity attributable to owners of the Group		639,533	932,269
Non-controlling interest	3	—	188,019
Total equity		639,533	1,120,288
Current liabilities
Trade accounts payable		5,735	6,641
Ship management creditors		8,148	825
Amounts due to related parties	6	123	111
Derivative financial instruments	10	14,235	15,249
Other payables and accruals	8	30,272	52,627
Borrowings—current portion	5	100,320	105,863
Total current liabilities		158,833	181,316
Non-current liabilities
Derivative financial instruments	10	2,918	6,641
Borrowings—non-current portion	5	1,014,754	1,770,656
Other non-current liabilities		641	671
Total non-current liabilities		1,018,313	1,777,968
Total equity and liabilities		1,816,679	3,079,572

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of profit or loss
For the three and six months ended June 30, 2013 and 2014
(Amounts expressed in thousands of U.S. Dollars, except per share data)

		For the three months ended		For the six months ended
	Note	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014
Revenues		32,948	73,236	54,725	130,307
Vessel operating and supervision costs		(7,574)	(19,116)	(12,451)	(36,061)
Depreciation of fixed assets	4	(6,384)	(15,872)	(10,624)	(27,063)
General and administrative expenses	7	(4,813)	(7,993)	(11,428)	(14,255)
Profit from operations		14,177	30,255	20,222	52,928

Financial costs	11	(5,546)	(17,669)	(8,378)	(29,357)
Financial income		69	69	248	151
Gain/(loss) on swaps	11	11,374	(9,581)	13,488	(14,697)
Share of profit of associate		355	393	743	790
Total other income/(expense)		6,252	(26,788)	6,101	(43,113)
Profit for the period		20,429	3,467	26,323	9,815
Attributable to:
Owners of the Group		20,429	1,477	26,323	7,825
Non-controlling interest		—	1,990	—	1,990
		20,429	3,467	26,323	9,815
Earnings per share – basic and diluted	14	0.32	0.02	0.42	0.10

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of comprehensive income
For the three and six months ended June 30, 2013 and 2014
(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended		For the six months ended
	Note	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014
Profit for the period		20,429	3,467	26,323	9,815
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges	10	4,043	(7,642)	5,689	(7,337)
Recycled loss of cash flow hedges reclassified to profit or loss	10	755	1,912	1,379	2,325
Other comprehensive income/(loss) for the period		4,798	(5,730)	7,068	(5,012)
Total comprehensive income/(loss) for the period		25,227	(2,263)	33,391	4,803
Attributable to:
Owners of the Group		25,227	(4,253)	33,391	2,813
Non-controlling interest		—	1,990	—	1,990
		25,227	(2,263)	33,391	4,803

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of changes in equity
For the six months ended June 30, 2013 and 2014
(Amounts expressed in thousands of U.S. Dollars, except per share data)

	Share capital	Contributed surplus	Equity-settled employee benefits reserve	Other reserves	Retained earnings	Attributable to owners of the Group	Non - controlling interest	Total
Balance at January 1, 2013	629	621,879	10,739	(21,788)	(8,188)	603,271	—	603,271
Dividend declared ($0.22 per share)	—	(6,915)	—	—	(6,915)	(13,830)	—	(13,830)
Expense recognized in respect of equity-settled employee benefits	—	—	124	—	—	124	—	124
Profit for the period	—	—	—	—	26,323	26,323	—	26,323
Other comprehensive income for the period	—	—	—	7,068	—	7,068	—	7,068
Total comprehensive income for the period	—	—	—	7,068	26,323	33,391	—	33,391
Balance at June 30, 2013	629	614,964	10,863	(14,720)	11,220	622,956	—	622,956

Balance at January 1, 2014	629	614,964	11,232	(14,660)	27,368	639,533	—	639,533
Net proceeds from public offerings and private placement	181	308,516	—	—	—	308,697	—	308,697
Net proceeds from GasLog Partners’ initial public offering (“IPO”)	—	—	—	—	—	—	186,029	186,029
Dividend paid ($0.24 per share)	—	—	—	—	(18,852)	(18,852)	—	(18,852)
Expense recognized in respect of equity-settled employee benefits	—	—	724	—	—	724	—	724
Treasury shares		—	—	(646)	—	(646)	—	(646)
Profit for the period	—	—	—	—	7,825	7,825	1,990	9,815
Other comprehensive loss for the period	—	—	—	(5,012)	—	(5,012)	—	(5,012)
Total comprehensive (loss)/income for the period	—	—	—	(5,012)	7,825	2,813	1,990	4,803
Balance at June 30, 2014	810	923,480	11,956	(20,318)	16,341	932,269	188,019	1,120,288

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of cash flows
For the six months ended June 30, 2013 and 2014
(Amounts expressed in thousands of U.S. Dollars)

	For the six months ended
	June 30, 2013	June 30, 2014
Cash flows from operating activities:
Profit for the period	26,323	9,815
Adjustments for:
Depreciation of fixed assets	10,624	27,063
Share of profit of associate	(743)	(790)
Financial income	(248)	(151)
Financial costs	8,378	29,357
Non-cash (gain)/loss on swaps	(16,129)	10,002
Unrealized foreign exchange losses on cash and cash equivalents and short-term investments	156	127
Expense recognized in respect of equity-settled share based payments	124	724
	28,485	76,147
Movements in working capital	2,285	13,655
Cash provided by operations	30,770	89,802
Interest paid	(6,133)	(28,058)
Net cash from operating activities	24,637	61,744
Cash flows from investing activities:
Payments for tangible fixed assets, vessels under construction and second-hand vessels	(493,574)	(1,156,797)
Dividends received from associate	1,140	970
Return of contributed capital from associate	360	—
Purchase of short-term investments	(1,469)	(8,907)
Maturity of short-term investments	106,047	5,150
Financial income received	392	149
Net cash used in investing activities	(387,104)	(1,159,435)
Cash flows from financing activities:
Proceeds from bank loans and bonds	604,206	884,473
Bank loan repayments	(119,392)	(113,991)
Payment of loan issuance costs	(7,683)	(10,662)
Net proceeds from public offering and private placement	—	309,053
Net proceeds from GasLog Partners’ IPO	—	186,029
Purchase of treasury shares	—	(474)
Dividends paid	(13,830)	(18,852)
Net cash from financing activities	463,301	1,235,576
Effects of exchange rate changes on cash and cash equivalents	(59)	(127)
Increase in cash and cash equivalents	100,775	137,758
Cash and cash equivalents, beginning of the period	110,978	103,798
Cash and cash equivalents, end of the period	211,753	241,556

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-6

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements
For the six months ended June 30, 2013 and 2014
(Amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

GasLog Ltd (“GasLog”) was incorporated in Bermuda on July 16, 2003. GasLog Ltd. and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, London, New York and Monaco. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog’s chairman, Peter G. Livanos, is GasLog’s largest shareholder through his ownership of Ceres Shipping Ltd., which has a majority ownership interest in Blenheim Holdings Ltd. As of June 30, 2014, entities controlled by members of the Livanos family, including GasLog’s chairman, are deemed to beneficially own approximately 39.0% of GasLog’s issued and outstanding common shares. As a result of his ownership of GasLog’s common shares, Mr. Livanos can effectively control the outcome of most matters on which GasLog’s shareholders are entitled to vote.

On May 12, 2014, the GasLog Partners LP (“GasLog Partners” or the “Partnership”), a subsidiary of GasLog completed its IPO with the sale and issuance of 9,660,000 common units (including 1,260,000 units in relation to overallotment option exercised in full by the underwriters), resulting in gross proceeds of $202,860 and representing a 48.2% ownership interest. Concurrently with the IPO, the Partnership acquired a 100% ownership interest in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. from GasLog, in exchange for (i) 162,358 common units and 9,822,358 subordinated units issued to GasLog representing a 49.8% ownership interest and all of the incentive distribution rights that entitle GasLog to increasing percentages of the cash that Partnership distributes in excess of the $0.43125 per unit per quarter, (ii) 400,913 general partner units issued to GasLog Partners GP LLC (the “general partner”), a wholly owned subsidiary of GasLog, representing a 2.0% general partner interest and (iii) $65,695 of cash consideration paid directly to GasLog from the IPO proceeds.

Upon the completion of the IPO, GasLog holds a 51.8% interest of the Partnership and as a result of its ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with Partnership agreement, GasLog has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog and its subsidiaries. Unless indicated otherwise, the subsidiaries listed below were 100% held (either directly or indirectly) by GasLog. The Group structure as of June 30, 2014 was as follows:

Name	Place of Incorporation	Date of incorporation	Principal activities	Cargo capacity (cbm)	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Carriers Ltd.	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog Partners GP LLC	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Services UK Ltd.	England and Wales	May 2014	Service Company	—	—	—
GasLog Services US Inc.	Delaware	May 2014	Service Company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GasLog Monaco S.A.M.	Monaco	February 2010	Service company	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-six Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Skagen	July 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Solaris	June 2014
GAS-nine Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	Hull No. 2043	Q4 2014(1)
GAS-ten Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	Hull No. 2044	Q1 2015(1)
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	Hull No. 2072	Q1 2016(1)
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	Hull No. 2073	Q2 2016(1)
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	Hull No. 2102	Q3 2016(1)
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	Hull No. 2103	Q4 2016(1)
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	GasLog Chelsea	October 2013
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Rita Andrea	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Jane Elizabeth	April 2014
GAS-eighteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Lydon Volney	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Alison Victoria	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Shirley Elisabeth	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Heather Sally	June 2014
GAS-twenty two Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2130	Q2 2017(1)
GAS-twenty three Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2131	Q3 2017(1)
GAS-twenty four Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	Hull No. 2800	Q3 2017(1)
GAS-twenty five Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	Hull No. 2801	Q4 2017(1)
GasLog LNG Employee Incentive Scheme Ltd.	Bermuda	June 2008	Dormant	—	—	—
GasLog Shipping Limited	BVI	July 2003	Dormant	—	—	—
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51.8% interest subsidiaries:
GasLog Partners LP	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Partners Holdings LLC.	Marshall Islands	April 2014	Holding company	—	—	—
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Sydney	May 2013
25% interest associates:

Egypt LNG Shipping Ltd.	Bermuda	May 2010	Vessel-owning company	145,000	Methane Nile Eagle	December 2007

(1)	For newbuildings, expected delivery dates are presented.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2013. On August 19, 2014 GasLog’s board of directors authorized the unaudited condensed consolidated financial statements for issuance and filing.

The unaudited condensed consolidated financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of all of the subsidiaries in the Group because their vessels operate in international shipping markets in which revenues and expenses are primarily settled in USD, and the Group’s most significant assets and liabilities are paid for and settled in USD.

The financial statements are prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these condensed consolidated financial statements as were applied in the preparation of the Group’s financial statements for the year ended December 31, 2013. In addition to those matters, in the three months ended June 30, 2014 management had to exercise judgment in determining the appropriate classification of the various partnership interests as presented below.

Classification of the non-controlling interests

The non-controlling interests in the Partnership comprise the portion of the Partnership’s common units that are not directly or indirectly held by GasLog (currently 9,660,000 units). Under the terms of the partnership agreement, the Partnership is required to distribute 100% of available cash (as defined in the partnership agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the Partnership’s board of directors to (i) provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership group member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

In reaching a judgment as to whether the non-controlling interests in the Partnership should be classified as liabilities or equity interests, management has considered the wide discretion of the board of directors of the Partnership to determine whether any portion of the amount of cash available to the Partnership constitutes available cash and that it is possible that there could be no available cash. In the event that there is no available cash, as determined by the Partnership’s board of directors, the Partnership does not have a contractual obligation to make a distribution. Accordingly, management has concluded that the non-controlling interests do not represent a contractual obligation on the Partnership to deliver cash and therefore should be classified as equity within the financial statements.

Adoption of new and revised IFRS

(a) Standards and amendments in issue not yet adopted

At the date of authorization of these financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

In October 2010, the IASB reissued IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. The release of IFRS 9 (2013) on November 19, 2013 contained consequential amendments which removed the mandatory effective date of IFRS 9 leaving the effective date open pending the finalization of the impairment and classification and measurement requirement and permitted an entity to apply the requirements on the presentation of gains and losses on financial liabilities designated at fair value through profit or loss without applying the other requirements, meaning the portion of the change in fair value related to changes in the entity’s own credit risk can be presented in other comprehensive income rather than within profit or loss. In addition it introduced a new chapter to IFRS 9 on hedge accounting, putting in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. At its November 2013 meeting, the IASB tentatively decided that the mandatory effective date will be no earlier than annual periods beginning on or after January 1, 2017, with retrospective application required. At its February 2014 meeting, the IASB tentatively decided to set January 1, 2018 as the effective date for the mandatory application of the standard. Management will evaluate the impact of this standard on the Group’s financial statements once the mandatory effective date is set. Until such time as a detailed review has been completed it is not practicable to provide reasonable estimate of that effect.

In December 2013, the IASB issued the Annual Improvements to IFRSs-2010-2012 Cycle, which includes changes to IFRS 2 Share-based Payment, IFRS 3 Business Combination, IFRS 8 Operating Segments, IFRS 13 Fair Value Measurement, IAS 16 Property, Plant and Equipment, IAS 38 Intangible Assets and IAS 24 Related Party Disclosures. These amendments are effective for annual periods beginning on or after July 1, 2014. Management anticipates that these amendments will not have a material impact on the Group’s financial statements.

In December 2013, the IASB issued the Annual Improvements to IFRSs-2011-2013 Cycle, which includes changes to IFRS 1 First-time Adoption of International Financial Standards, IFRS 3 Business Combinations, IFRS 13 Fair Value Measurement and IAS 40 Investment Property. These amendments are effective for annual periods beginning on or after July 1, 2014. Management anticipates that these amendments will not have any impact on the Group’s financial statements.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts

F-8

and a number of revenue-related interpretations. The standard is effective for annual period beginning on or after January 1, 2017 but early adoption is permitted. Management is currently evaluating the impact of this standard.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material.

3. Equity Transactions

On January 22, 2014, GasLog completed a follow-on public offering of 10,925,000 common shares, including 1,425,000 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares. The public offering price was $15.75 per share. The Company also sold 2,317,460 common shares at the public offering price in a private placement to certain of its directors and officers and one of its major shareholders. The net proceeds from the public offering and the concurrent private placement, after deducting underwriting discounts and offering expenses, were $199,079.

On April 16, 2014, GasLog completed a follow-on public offering of 4,887,500 common shares, including 637,500 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares. The public offering price was $23.75 per share. The net proceeds from the public offering after deducting underwriting discounts and other offering expenses, were approximately $109,888.

On May 12, 2014, the Partnership completed its IPO with the sale and issuance of 9,660,000 common units, resulting in gross proceeds of $202,860 and representing a 48.2% ownership interest (Note 1). As of June 30, 2014, GasLog holds a 51.8% interest of the Partnership and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership agreement; GasLog has the ability to control the Partnership’s affairs and policies. GasLog Partners used the net IPO proceeds of $186,030 to (a) pay $65,695 directly to GasLog as cash consideration for the contribution of GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., (b) prepay $82,634 of debt plus accrued interest of $416 and (c) make a payment of $2,285 (including $271 accrued interest) to settle the mark-to-market loss on termination of one interest rate swap and reduction of a second interest rate swap in connection with the aforementioned debt prepayment. The balance of $35,000 was retained by the Partnership for general corporate purposes. As of June 30, 2014, the net proceeds from the Partnership’s IPO of $186,029 were received in cash and have been transferred to non-controlling interests. The balance of non-controlling interest as of June 30, 2014 was as follows:

Non-controlling interest
At January 1, 2014	—
Net proceeds from the Partnership’s IPO	186,029
Profit allocated to non-controlling interest	1,990
At June 30, 2014	818,019

4. Tangible Fixed Assets and Vessels under Construction

The movements in tangible fixed assets and vessels under construction are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Vessels under construction
Cost
At January 1, 2014	1,588,737	3,084	1,591,821	120,295
Additions	939,951	155	940,106	221,412
Transfer from vessels under construction	199,957	—	199,957	(199,957)
At June 30, 2014	2,728,645	3,239	2,731,884	141,750

Accumulated depreciation
At January 1, 2014	60,448	1,653	62,101	—
Depreciation expense	26,799	264	27,063	—
At June 30, 2014	87,247	1,917	89,164	—

Net book value
At June 30, 2014	2,641,398	1,322	2,642,720	141,750
At December 31, 2013	1,528,289	1,431	1,529,720	120,295

Vessels with an aggregate carrying amount of $2,641,398 as of June 30, 2014 (December 31, 2013: $1,528,289) have been pledged as collateral under the terms of the Group’s loan agreements.

On April 10, 2014, GasLog acquired three 145,000 cbm steam-powered LNG carriers and on June 4, 2014, June 11, 2014, and June 25, 2014, acquired another three 145,000 cbm steam-powered LNG carriers from BG Group plc (“BG Group”) for an aggregate cost of $936,000 (from which $930,000 was paid at closing of these deliveries while the payment of the remaining $6,000 will be made upon receipt of the relevant spares and before the end of the initial term of the charter party agreements) and chartered those vessels back to Methane Services Limited (“MSL”) for an average six year initial terms. The time charters back to MSL for the vessels are staggered with terms of 5.5 years, 6 years and 6.5 years, so that the vessels do not redeliver at the same time. MSL has unilateral options to extend the term of the time charters for four of the ships for a period of either three or five years. The vessels acquired are the 2006 built Methane Rita Andrea, Methane Jane Elizabeth and Methane Lydon Volney, and the 2007 built Methane Shirley Elisabeth, Methane Heather Sally and Methane Alison Victoria. GasLog supervised the construction of all six vessels for BG Group and has provided technical management for the ships since delivery.

The acquisition of the aforementioned vessels was treated as an asset acquisition based on the absence of processes attached to the inputs. In addition, management considered that the charter party agreements entered into approximate market rates and has concluded that the contracted daily charter rate approximates fair value on the transaction completion dates, taking into account that the rates agreed with BG Group were in arms’ length negotiations and management’s understanding of the market. Considering the above, the purchase price was allocated in total to vessel cost.

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Vessels under construction

In 2011, GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd. (“Samsung”) for the construction of three LNG carriers (155,000 cubic meters each) that are scheduled to be delivered on various dates in 2014 and 2015. The first vessel, the Solaris was delivered on June 30, 2014.

In January 2013, GAS-eleven Ltd. and GAS-twelve Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the first half of 2016.

In August 2013, GAS-thirteen Ltd. and GAS-fourteen Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the second half of 2016.

In May 2014, GAS-twenty two Ltd. and GAS-twenty three Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the first and second half of 2017, respectively.

In June 2014, GAS-twenty four Ltd. and GAS-twenty five Ltd. entered into shipbuilding contracts with Hyundai Heavy Industries Co., Ltd for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the second half of 2017.

Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of June 30, 2014, the Group has paid to the shipyard $140,074 for the vessels that are under construction and expects to pay the remaining installments as they come due based on the shipbuilding contracts (Note 9).

The details of cumulative vessels under construction costs and advances for vessels as of December 31, 2013 and June 30, 2014 were as follows:

	December 31, 2013	June 30, 2014
Progress shipyard installment payments	119,174	140,074
Onsite supervision costs	1,169	1,295
Shipyard commission	(589)	(394)
Spare parts, equipment and other vessel delivery expenses	541	775
Total	120,295	141,750

5. Borrowings

	December 31, 2013	June 30, 2014
Amounts due within one year	104,751	110,307
Less: unamortized deferred loan issuance costs	(4,431)	(4,444)
Loans – current portion	100,320	105,863
Amounts due after one year	1,033,488	1,791,487
Plus: unamortized premium	—	3,873
Less: unamortized deferred loan issuance costs	(18,734)	(24,704)
Loans – non-current portion	1,014,754	1,770,656
Total	1,115,074	1,876,519

Bank Loans

The main terms of the Group’s loan facilities in existence as of December 31, 2013 have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2013. Refer to Note 11 “Borrowings”. During the six months ended June 30, 2014, in addition to the prepayment of $82,634 mentioned above, repayments related to the loan facilities of $31,357 (six months ended June 30, 2013: $17,949) were made in accordance with repayment terms and the following new agreements or amendments were concluded:

•	On January 27, 2014, GAS-two Ltd. drew down $2,681 from the revolving credit facility with DNB Bank ASA, acting through its London Branch, UBS AG, National Bank of Greece S.A., Commonwealth Bank of Australia and Skandinaviska Ensklida Banken AB (publ). As of June 30, 2014, the undrawn amount from the revolving facility was $7,825.

•	In January 2014, in connection with the acquisition of the three LNG carriers from BG Group (Note 4), GasLog obtained commitments from Citibank, N.A. London Branch (“Citibank”) for $325,500 of debt financing with a two year maturity without intermediate payments bearing interest at LIBOR plus a margin. The $325,500 debt financing agreement with Citibank acting as security agent and trustee for and on behalf of the other finance parties was signed on April 1, 2014 and drawn on April 9, 2014, to partially finance the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth and the Methane Lydon Volney.

•	In April 2014, in connection with the acquisition of the three additional LNG carriers from BG Group (Note 4), GasLog obtained a commitment from Citibank for $325,500 of senior secured debt financing with a two year maturity without intermediate payments bearing interest at LIBOR plus a margin. The $325,500 debt financing agreement with Citibank acting as security agent and trustee for and on behalf of the other finance parties was signed on May 14, 2014 and drawn in June 2014 to partially finance the deliveries of the Methane Shirley Elisabeth, the Methane Heather Sally, and the Methane Alison Victoria.

•	On June 24, 2014, GAS-eight Ltd. drew down $143,000 from the loan facility with DNB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ), signed on December 23, 2011, to partially finance the delivery of the Solaris.
F-10

•	In connection with the Partnership’s IPO, GasLog obtained certain waivers and consents from its lenders and amended two of its credit facilities. The credit facility entered into by GAS-three Ltd. and GAS-four Ltd. was amended to, among other things, permit GasLog to contribute GAS-three Ltd. and GAS-four Ltd. to the Partnership and add GasLog Partners Holdings LLC, as a guarantor. The credit facility entered into by GAS-five Ltd. and GasLog’s subsidiary GAS-six Ltd. was amended to among other things, (1) divide the facility into two separate facilities on substantially the same terms as the initial facility, with one of the facilities executed by GAS-five Ltd. for the portion allocated to the GasLog Sydney, (2) permit GasLog’s contribution of GAS-five Ltd. to the Partnership and (3) add GasLog Partners Holdings LLC as a guarantor and remove GasLog Carriers Ltd., a wholly owned subsidiary of GasLog, as guarantor in connection with the GAS-five Ltd. facility. Further, to these amendments, the Partnership prepaid $82,634 of the new GAS-five Ltd. facility with proceeds of the IPO.

The Group was in compliance with the bank covenants as of June 30, 2014.

The carrying amount of the Group’s bank debt recognized in the unaudited condensed consolidated financial statements approximates its fair value after adjusting for the unamortized loan issuance costs.

Senior Unsecured Notes

On May 2, 2014, GasLog closed a follow-on issue of the Norwegian bond of NOK 500,000 (or $83,612 based on the exchange rate on closing date) including a premium of $4,180 (based on the exchange rate on closing date). All interest and principal payments have been swapped into USD at an effective interest cost of 5.99% per annum. The proceeds from the offering will be used for general corporate purposes, including financing for GasLog’s newbuilding program. The total outstanding balance of the Norwegian bond after the follow-on issue amounts to NOK 1 billion.

The main terms of the Group’s senior unsecured bonds have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2013. Refer to Note 11 “Borrowings”. The carrying amount of the bonds, net of unamortized financing costs and unamortized premium, as of June 30, 2014 was $155,775 while its fair value was $171,255 based on a NOK/USD exchange rate of 0.1631 as of June 30, 2014.

The Group was in compliance with the bond covenants as of June 30, 2014.

6. Related Party Transactions

The Group had the following balances with related parties which have been included in the unaudited condensed consolidated statements of financial position:

Dividends receivable and due from related parties

	December 31, 2013	June 30, 2014
Dividends receivable from associate	750	—
Commission for newbuildings	1,715	1,617
Other receivables	11	59
Total	2,476	1,676

Liabilities

	December 31, 2013	June 30, 2014
Ship management creditors	282	507
Amounts due to related parties	123	111

Ship management creditors’ liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $111 as of June 30, 2014 (December 31, 2013: $123) represent expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

7. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	Three months ended		Six months ended
	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014
Employee costs	2,845	3,662	6,782	7,319
Board of directors’ fees	299	464	598	854
Expense recognized in respect of equity-settled share-based payments	124	544	124	724
Rent and utilities	301	364	552	713
Travel and accommodation	311	614	665	1,012
Legal and professional fees	927	1,541	1,590	2,337
Foreign exchange differences, net	(501)	75	117	164
Other expenses	507	729	1,000	1,132
Total	4,813	7,993	11,428	14,255
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8. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2013	June 30, 2014
Social contributions	1,167	1,059
Unearned revenue	14,236	24,427
Accrued legal and professional fees	1,054	1,816
Accrued board of directors’ fees	328	472
Accrued employee costs	4,292	3,530
Accrued brokers’ commissions for vessels’ acquisition	—	4,650
Accrued off-hire	—	2,797
Accrued crew costs	1,260	2,149
Other accruals	1,004	3,932
Accrued financing cost	2,350	912
Accrued interest	4,581	6,883
Total	30,272	52,627

9. Commitments and Contingencies

(a)	At June 30, 2014 the Group had the following commitments relating to buildings under operating leases:

June 30, 2014
Operating leases
Not later than one year	587
Later than one year and not later than three years	216
Total	803

(b)	Commitments relating to the vessels under construction (Note 4) at June 30, 2014 were as follows:

June 30, 2014
Vessels under construction
Not later than one year	419,286
Later than one year and not later than three years	965,020
Later than three years and not later than five years	491,600
Total	1,875,906

(c)	Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation as of June 30, 2014 are as follows (vessel off-hires and drydocking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

June 30, 2014
Revenues
Not later than one year	383,607
Later than one year and not later than three years	651,735
Later than three years and not later than five years	527,707
More than five years	258,743
Total	1,821,792

Future gross minimum revenues disclosed in the above table exclude the revenues of the vessels that are under construction and exclude commission payable to brokers.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

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10. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31, 2013	June 30, 2014
Derivatives designated and effective as hedging instruments carried at fair value
Interest rate swaps	96	191
Cross currency swaps	—	780
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	9,049	1,947
Total	9,145	2,918
Derivative financial instruments, current asset	—	932
Derivative financial instruments, non-current asset	9,145	1,986
Total	9,145	2,918

The fair value of the derivative liabilities is as follows:

	December 31, 2013	June 30, 2014
Derivatives designated and effective as hedging instruments carried at fair value
Interest rate swaps	5,526	7,048
Cross currency swaps	2,283	4,013
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	9,344	10,829
Total	17,153	21,890
Derivative financial instruments, current liability	14,235	15,249
Derivative financial instruments, non-current liability	2,918	6,641
Total	17,153	21,890

Interest rate swap agreements

The Group enters into fixed interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the three-month U.S. dollar LIBOR, and the Group effects quarterly payments to the bank on the notional amount at the respective fixed rates.

Interest rate swaps designated as cash flow hedging instruments

The principal terms of the interest rate swaps designated as cash flow hedging instruments were as follows:

						Notional Amount
Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2013	June 30, 2014
GAS-two Ltd.	DNB bank ASA	Sept 2013	Feb 2014	April 2018	1.69%	34,167	33,333
GAS-two Ltd.	SEB(1)	Sept 2013	Feb 2014	April 2018	1.66%	34,167	33,333
GAS-two Ltd.	CBA(2)	Sept 2013	Feb 2014	April 2018	1.69%	34,167	33,333
GAS-five Ltd. (3)	Nordea Bank Finland	Nov 2011	May 2013	May 2018	2.04%	58,235	—
GAS-five Ltd. (4)	Nordea Bank Finland	Nov 2011	May 2013	May 2018	1.96%	72,794	—
GAS-six Ltd.	Nordea Bank Finland	Nov 2011	July 2013	July 2018	2.04%	73,897	71,691
GAS-seven Ltd.	Credit Suisse	April 2014	May 2014	May 2019	1.77%	—	35,000
GAS-nine Ltd.	CBA(2)	April 2014	Dec 2014	Dec 2019	2.23%	—	62,500
GAS-nine Ltd.	DNB	April 2014	Dec 2014	Dec 2019	2.24%	—	62,500
GAS-ten Ltd.	SEB(1)	April 2014	Feb 2015	Feb 2020	2.25%	—	62,500
GAS-ten Ltd.	ING	May 2014	Feb 2015	Feb 2020	2.23%	—	62,500
						307,427	456,690

(1)	Skandinavinska Enskilda Banken AB (publ)
(2)	Commonwealth Bank of Australia
(3)	The Group terminated the swap agreement on May 8, 2014 by paying its fair value on that date being $1,501 plus accrued interest of $199. The cumulative loss of $1,113 from the period that hedging was effective was recycled to the profit or loss in the three and six month period ended June 30, 2014.
(4)	The Group decreased the notional amount of the swap agreement by $21,935 on May 8, 2014 by paying the fair value of the reduced amount on that date being $512 plus accrued interest of $73. The cumulative loss of $356 from the period that hedging was effective was recycled to the profit or loss in the three and six month period ended June 30, 2014. Subsequently, the hedge accounting for the remaining portion was discontinued.

For the three and six months ended June 30, 2014, the effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments amounting to $4,622 loss and $4,575 loss, respectively, has been recognized in Other comprehensive income (June 30, 2013: $5,420 gain and $7,066 gain for the three and six month period, respectively).

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

F-13

						Notional Amount
Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2013	June 30, 2014
GAS-eight Ltd.	SEB	Feb 2012	Mar 2014	Mar 2021	2.26%	43,500	42,895
GAS-eight Ltd.	ING Bank N.V.	Feb 2012	Mar 2014	Mar 2021	2.26%	43,500	42,895
GAS-eight Ltd.	SEB	May 2012	Mar 2014	Mar 2021	2.05%	14,000	13,805
GAS-eight Ltd.	ING Bank N.V.	May 2012	Mar 2014	Mar 2021	2.05%	14,000	13,805
GAS-eight Ltd.	DNB Bank ASA	May 2012	Mar 2014	Mar 2021	2.05%	14,000	13,805
GAS-eight Ltd.	CBA	May 2012	Mar 2014	Mar 2021	2.06%	14,000	13,805
GAS-one Ltd. (1)	Danish Ship Finance	Oct 2011	Nov 2011	May 2020	2.10%	72,936	70,726
GAS-one Ltd. (1)	Danish Ship Finance	June 2013	Aug 2013	May 2020	2.03%	63,217	61,301
GAS-three Ltd.(1)	DNB bank ASA	April 2012	Jan 2013	Jan 2018	1.45%	90,234	86,224
GAS-four Ltd. (1)	DNB bank ASA	April 2012	Mar 2013	Mar 2018	1.50%	90,234	86,224
GAS-six Ltd. (1)	ABN-AMRO Bank	May 2012	July 2013	July 2019	1.72%	62,566	60,699
GAS-seven Ltd.(1)	Credit Suisse AG	Mar 2012	Nov 2013	Nov 2020	2.23%	108,000	105,000
GAS-five Ltd. (2)	Nordea Bank Finland	Nov 2011	May 2013	May 2018	1.96%	—	48,991
						630,187	660,175

(1) In 2013, hedge accounting for these interest rate swaps was discontinued because the effectiveness criteria were not met. The amount of the cumulative loss from the period that the hedges were effective, that was recycled to profit or loss for the three and six months ended June 30, 2014 was $418 and $831, respectively (for the three and six months ended June 30, 2013 was $755 and $1,379, respectively).

(2) In 2014, hedge accounting for this interest rate swap was discontinued because the effectiveness criteria were not met. The amount of the cumulative loss from the period that the hedge was effective, that was recycled to profit or loss for the three and six months ended June 30, 2014 was $25.

The derivative instruments listed above were not designated as cash flow hedging instruments as of June 30, 2014. The change in the fair value of these contracts for the three and six months ended June 30, 2014 amounted to a net loss of $4,703 and $7,475, respectively (for the three and six months ended June 30, 2013 amounted to a net gain of $13,963 and $17,789, respectively), which was recognized against earnings in the period incurred and is included in Gain/(loss) on swaps.

Cross currency swap agreements (“CCS”)

The Group enters into CCSs which convert the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a fixed interest rate and principal on maturity in order to hedge the Group’s exposure to fluctuations deriving from its senior unsecured notes.

In June 2013, GasLog entered into three CCSs to exchange interest payments and principal on maturity on the same terms as the initial NOK 500,000 bond (Note 5) thereby hedging the variability of the USD functional currency equivalent cash flows on the bond.

In April 2014, GasLog entered into three CCSs to exchange interest payments and principal on maturity on the same terms as the additional NOK 500,000 bond issued in 2014 (Note 5) thereby hedging the variability of the USD functional currency equivalent cash flows on the bond.

The CCSs qualified as cash flow hedging instruments for accounting purposes.

The principal terms of the CCSs were as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2013	June 30, 2014
GasLog Ltd.	DNB bank ASA	June 2013	June 2013	June 2018	7.40%	27,732	27,732
GasLog Ltd.	SEB	June 2013	June 2013	June 2018	7.41%	27,731	27,731
GasLog Ltd.	Nordea Bank Finland	June 2013	June 2013	June 2018	7.43%	27,743	27,743
GasLog Ltd.	DNB bank ASA	April 2014	May 2014	June 2018	5.99%	—	27,871
GasLog Ltd.	SEB	April 2014	May 2014	June 2018	5.99%	—	27,871
GasLog Ltd.	Nordea Bank Finland	April 2014	May 2014	June 2018	5.99%	—	27,871
						83,206	166,819

For the three and six months ended June 30, 2014, the effective portion of changes in the fair value of CCSs amounting to $6,775 loss and $5,508 loss, respectively, has been recognized in Other comprehensive income (June 30, 2013: for both the three and six months ended June 30, 2013 amounted to a $2,133 loss). Additionally, for the three and six months ended June 30, 2014, a gain of $3,755 and $2,746, respectively, was reclassified to profit or loss to offset the amount recognized in profit or loss for the retranslation of the bonds in U.S. Dollars as of June 30, 2014 (for the three and six months ended June 30, 2013 a gain of $756).

Fair value measurements

The fair value of the interest rate swaps at the end of reporting period was determined by discounting the future cash flows using the interest rate yield curves at the end of reporting period and the credit risk inherent in the contract. The fair value of the CCSs at the end of the reporting period was determined by discounting the future cash flows that are estimated based on forward exchange rates and contract forward rates, discounted at a rate that reflects the credit risk of the counterparties. The Group uses its judgment to make assumptions that are mainly based on market conditions for the estimation of the counterparty risk and the Group’s own risk that are considered for the calculation of the fair value of the interest rate and cross currency swaps. The interest rate swaps and CCSs

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meet Level 2 classification, according to the fair value hierarchy as defined by IFRS 13. There were no financial instruments in Levels 1 and 3 and no transfers between Levels 1, 2 or 3 during the periods presented. The definitions of the Levels, provided by IFRS 13 are based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

11. Financial Costs and Gain/loss on Swaps

An analysis of financial costs and gain/loss on swaps is as follows:

	Three months ended		Six months ended
	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014
Amortization of deferred loan issuance costs	1,158	4,615	1,494	5,839
Interest expense on loans and cash flow hedges	4,063	10,351	6,516	18,493
Interest expense on bond and CCSs	51	2,279	51	3,821
Other financial costs including bank commissions	274	424	317	1,204
Total financial costs	5,546	17,669	8,378	29,357

Realized loss on interest rate swaps held for trading	1,517	2,760	2,642	4,695
Unrealized (gain)/loss on interest rate swaps held for trading (Note 10)	(13,963)	4,703	(17,789)	7,475
Loss at inception	317	—	317	—
Recycled loss of cash flow hedges reclassified to profit or loss (Note 10)	755	1,912	1,379	2,325
Ineffective portion on cash flow hedges	—	206	(37)	202
Total (gain)/loss on swaps	(11,374)	9,581	(13,488)	14,697

12. Share-Based Payments

On May 17, 2013, GasLog Ltd. granted to executives, managers and certain employees of GasLog Ltd. and GasLog LNG Services Ltd., Restricted Stock Units (“RSU”) and Stock Appreciation Rights (“SAR”) in accordance with its 2013 Omnibus Incentive Compensation Plan (the “Plan”). The RSUs will vest on April 29, 2016 while the SARs will vest incrementally with one-third of the SARs vesting on each of April 29, 2014, 2015 and 2016. The compensation cost for the SARs is recognized on an accelerated basis as though each separately vesting portion of the SARs is a separate award. Prior to the exercise date the holders will not have any voting rights and will not be entitled to dividends or other distributions.

The terms of the Plan and the assumptions for the valuation of RSUs and SARs have been disclosed in Note 18 “Share-Based Payments” in the annual audited consolidated financial statements for the year ended December 31, 2013.

On April 1, 2014, GasLog Ltd. granted to executives, managers and certain employees of GasLog Ltd. and GasLog LNG Services Ltd., 76,251 RSUs and 286,746 SARs in accordance with its 2013 Plan. The RSUs will vest on March 31, 2017 while the SARs will vest incrementally with one-third of the SARs vesting on each of March 31, 2015, 2016 and 2017. The compensation cost for the SARs is recognized on an accelerated basis as though each separately vesting portion of the SARs is a separate award. Prior to the exercise date the holders will not have any voting rights and will not be entitled to dividends or other distributions.

Awards	Number	Grant date	Expiry date	Exercise price	Fair value at grant date
RSUs	76,251	April 1, 2014	March 31, 2017	n/a	22.58
SARs	286,746	April 1, 2014	March 31, 2024	24.00	6.0035

In accordance with the terms of the Plan, there are only service condition requirements. The awards will be settled in cash or in shares which is at the sole discretion of the compensation committee of the board of directors and hence these have been treated as equity settled as the Group has no present obligation to settle in cash. The amount to be settled for each SAR exercised is computed in each case, as the excess, if any, of the fair market value (the closing price of shares) on the exercise date over the exercise price of the SAR.

The fair value of the SARs has been calculated based on the Modified Black-Scholes-Merton method. Expected volatility was based on historical share price volatility. The expected dividend is based on management’s expectations of future payments on the grant date. The significant assumptions used to estimate the fair value of the SARs is set out below:

Inputs into the model
Grant date share closing price	$24.00
Exercise price	$24.00
Expected volatility	29.42%
Expected term	6 years
Risk-free interest rate for the period similar to the expected term	2.03%

The fair value of the RSUs was determined by using the grant date closing price of $24.00 per share and adjusting for the effect of the expected dividends which holders of RSUs are not entitled using a risk-free interest rate of 0.91% for the three years until the expiry of the RSUs which resulted in a fair value of $22.58 per RSU.

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Movement in RSUs and SARs during the period

The summary of RSUs and SARs is presented below:

	Number of awards	Weighted average exercise price per share	Weighted average remaining term	Aggregate fair value
RSUs
Outstanding as of January 1, 2014	64,792	—	2.33	774
Granted during the period	76,251	—	—	1,722
Outstanding as of June 30, 2014	141,043	—	2.33	2,496
SARs
Outstanding as of January 1, 2014	325,943	13.26	2.33	774
Granted during the period	286,746	24.00	—	1,722
Exercised during the period	(20,614)	13.26	—	(49)
Outstanding as of June 30, 2014	592,075	18.46	2.28	2,447

As of June 30, 2014, 88,027 SARs have been vested but not exercised.

The total expense recognized in respect of equity-settled employee benefits for the three and six months ended June 30, 2014 was $544 and $724, respectively (for both the three and six months ended June 30, 2013 was $124).

13. Segment Reporting

Beginning on January 1, 2014, due to the growth in owned fleet, the decrease in revenues and profit earned by GasLog LNG Services Ltd. as a percentage of consolidated revenue and profit, and the acquisition of six of the vessels that were under our technical management (Note 4), the Group’s chief operating decision maker (the “CODM”) being the Chief Executive Officer, reviews the Group’s operating results on a consolidated basis. As of December 31, 2013, the Group had two operating segments as the CODM was making decisions about allocating resources and assessing performance on the base of the vessel ownership and the vessel management segments.

14. Earnings per Share (“EPS”)

Basic earnings per share was calculated by dividing the net profit for the period attributable to the owners of the common shares by the weighted average number of common shares issued and outstanding during the period.

Diluted earnings per share is calculated by dividing the profit for the period attributable to the owners of the Group by the weighted average number of all potential ordinary shares assumed to have been converted into common shares, unless such potential ordinary shares have an antidilutive effect.

The following reflects the earnings and share data used in the basic and diluted earnings per share computations:

	Three months ended
	June 30, 2013	June 30, 2014
Basic earnings per share
Profit for the period attributable to owners of the Group	20,429	1,477
Weighted average number of shares outstanding, basic	62,863,166	80,133,785
Basic earnings per share	0.32	0.02
Diluted earnings per share
Profit for the period attributable to owners of the Group used in the calculation of diluted earnings per share	20,429	1,477
Weighted average number of shares outstanding, basic	62,863,166	80,133,785
Dilutive potential ordinary shares	—	206,362
Weighted average number of shares used in the calculation of diluted earnings per share	62,863,166	80,340,147
Diluted earnings per share	0.32	0.02

	Six months ended
	June 30, 2013	June 30, 2014
Basic earnings per share
Profit for the period attributable to owners of the Group	26,323	7,825
Weighted average number of shares outstanding, basic	62,863,166	76,521,252
Basic earnings per share	0.42	0.10
Diluted earnings per share
Profit for the period attributable to owners of the Group used in the calculation of diluted earnings per share	26,323	7,825
Weighted average number of shares outstanding, basic	62,863,166	76,521,252
Dilutive potential ordinary shares	—	175,338
Weighted average number of shares used in the calculation of diluted earnings per share	62,863,166	76,696,590
Diluted earnings per share	0.42	0.10
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15. Subsequent Events

On August 19, 2014, the board of directors declared a quarterly cash dividend of $0.12 per common share payable on September 8, 2014 to shareholders of record as of September 2, 2014.

In July 2014, GasLog entered into an interest rate swap agreement which converts the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swap, the bank counterparty effects semi-annually floating-rate payments to the Group for the notional amount based on the six-month U.S. dollar LIBOR, and the Group effects semi-annually payments to the bank on the notional amount at the respective fixed rates as shown in the table below.

Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate until September 2016	Fixed Interest Rate until September 2018	Initial notional amount
GAS-fifteen Ltd.	Citibank	July 2014	September 2014	September 2018	0.66%	2.89%	93,330

On August 14, 2014, GasLog entered into a Share Purchase Agreement for GasLog Partners to purchase 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., our wholly owned subsidiaries that own the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328.0 million. GasLog purchased these vessels from BG Group in April 2014. In connection with the transaction, GasLog Partners will acquire GAS-sixteen Ltd. and GAS-seventeen Ltd. with $2.0 million of positive net working capital existing at the time of closing. The acquisition is subject to GasLog Partners obtaining the funds necessary to pay the purchase price and the satisfaction of certain other closing conditions. GasLog Partners expects to finance the acquisition with a combination of equity and the assumption of the vessels’ existing credit facilities.

On July 7, 2014, our senior unsecured bond of NOK 1,000,000 which matures on June 27, 2018, was listed on the Oslo Børs under the ticker GLOGO1.

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